FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2003

Commission File Number:  001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 115

5 Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated June 6, 2003 regarding the voluntary prepayment of a loan with Telefonica Internacional S.A.

2.	Free translation of a letter to CONASEV dated June 10, 2003 regarding the redemption of Series L of the 25th Issue of the Second Program of Commercial Paper.

3.	Free translation of a letter to CONASEV dated June 16, 2003 regarding the 6th issue of Telefonica del Perú S.A.A. Corporate Bonds.

4.	Free translation of a letter to CONASEV dated June 18, 2003 regarding the results of the 6th Issue of the Telefonica del Perú S.A.A. Corporate Bonds.

5.	Free translation of a letter to CONASEV dated June 18, 2003 regarding resolutions of the Board of Directors of the Telefonica del Perú S.A.A.

6.	Free translation of a letter to CONASEV dated June 26, 2003 regarding the payment date for dividends.

7.	Free translation of a letter to CONASEV dated June 27, 2003 regarding the filing of the 20-F with the SEC.

8.	Free translation of a letter to CONASEV dated June 27, 2003 regarding the record and register dates for the payment of dividends.

9.	Free translation of a letter to CONASEV dated July 7, 2003 regarding the result of the 9th Issue of the Telefónica del Perú S.A.A. Corporate Bonds.

10.	Free translation of a letter to CONASEV dated July 9, 2003 regarding the redemption of Series P of the 25th Issue of the Second Program of Commercial Paper.

11.	Free translation of a letter to CONASEV dated July 10, 2003 regarding the composition of the Board of Directors of Servicios Globales De Telecomunicaciones S.A.C.

Item 1.

TRANSLATION

June 6, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today we have made a voluntary partial prepayment of the loan in Yens signed with Telefónica Internacional, S.A. for an amount of JPY 3,415,200,000. With this payment we have totally cancelled the above mentioned loan, and as of today we do not have any loan with Telefónica Internacional S.A.

Best regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 2.

TRANSLATION

GCF-220-A1-0524-03

Lima, June 10, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series L of the 25th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

25th	L	180 days	12/12/02	6/10/03	S/.3,000,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 3.

TRANSLATION

June 16, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the terms and conditions of the 6th Issue of Telefónica del Perú S.A.A. Corporate Bonds.

Enclosed, herewith, please find the advertisement published today, where the terms and conditions are clearly mentioned.

Best regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 4.

TRANSLATION

June 18, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the 6th Issue, Telefónica del Perú S.A.A. Corporate Bonds made this Tuesday and, inscribed in the Capital Markets Public Records as per Resolution

No. 043-2003/EF/94.11 on June 13, 2003.

Amount:	S/.70,000,000

Date of Issue:	June 18, 2003

Date of Redemption:	June 18, 2005, the whole capital will be cancelled at maturity date

Nominal Interest Rate:	5.1875%

Coupon:	Semiannual

Schedule of Payments:
Coupon 1:	Thursday, December 18, 2003
Coupon 2:	Friday, June 18, 2004
Coupon 3:	Monday, December 20, 2004
Coupon 4:	Monday, June 20, 2005

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 5.

TRANSLATION

June 18, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the following resolutions approved today by the Board of Directors of the Company, which are considered Key Events:

•	Declaration against Retained Earnings as of December 31, 2002, the amount of S/.149,199,369.24 (one hundred forty-nine million, one hundred ninety-nine thousand, three hundred sixty-nine and 24/100 nuevos soles) as the total dividend, being this 0.086644861976843 per share, which will be paid in one or more tranches, considering the financial situation of the company, and the terms legally established to distribute the agreed benefit. In that sense, the Board authorized the President of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer so that any one of them could decide the dates of record and register, as well as the manner and form to pay the above mentioned dividends, if those dividends will be paid in one or more tranches.

•	Approval of the exercise of the option to purchase shares of Telefónica Servicios Digitales S.A.C.’s capital stock, by which Telefónica del Perú S.A.A.’s participation in this company will be increased from 51% to 65%. It is important to remark, that the price to be paid for these shares will be determined by a well known company, which will conduct the respective valuation.

•	Authorization to make a proposal to the Shareholders’ Meeting of Telefónica Servicios Integrados S.A.C. in order to capitalize the entire debt this company has with Telefónica del Perú S.A.A., which as of May 31, 2003, is of approximate S/.70,409,927. It is important to remark that this amount was provisioned in the statements of income of the Company as of December 31, 2002.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 6.

TRANSLATION

Lima, June 26, 2003

Messers.

Registro Público del Mercado de Valores

CONASEV

Dear Sirs,

Pursuant to CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. answers the information requested by the Lima Stock Exchange regarding the key event related to the payment of the dividend per share of S/. 0.086644861976843 agreed to by the Board of Directors of the Company, according to the authorization given by the Annual Shareholders’ Meeting.

We inform you that as one ADS represents 10 Class B shares of the share capital, the amount corresponding to each ADS is S/.0.86644861976843, which will be paid in local currency.

On the other hand, we repeat the information presented to the market as a key event related to the payment of the dividend approved by the Shareholders’ Meeting held on March 26th, 2003, and that it will be paid in local currency on July 15, 2003.

Lastly, we inform you that the Company has not send any notice to the Monthly Journal of the New York Stock Exchange regarding the payment of the dividend to the ADS holders. According to the information received by the Depositary Bank, it had sent this notice in order to determine the procedure of the transferring the said benefit to the owners of the ADS, a matter that is not related to the Company.

Best regards,

Julia María Morales Valentín

Telefónica del Perú S.A.A.

Representative to the Stock Exchange

Item 7.

TRANSLATION

Lima, June 27, 2003

Messers.

Registro Público del Mercado de Valores

CONASEV

Dear Sirs,

Pursuant to the Peruvian Capital Markets law and Resolution No. 107-2002-EF/94.10 of the Capital Markets Law, Telefónica del Perú S.A.A. informs you that today we have filed with the Securities Exchange Commission (SEC) the Form 20-F, a copy of which we enclose herewith, and soon we will be delivering it duly translated into Spanish.

Best regards,

Julia María Morales Valentín

Telefónica del Perú S.A.A.

Representative to the Stock Exchange

Item 8.

TRANSLATION

Lima, June 27, 2003

Messers.

Registro Público del Mercado de Valores

Comisión Nacional Supervisora

de Empresas y Valores – CONASEV

Ref: Key Events

Dear Sirs,

As it is publicly known, the Board of Directors of Telefónica del Perú S.A.A. during its meeting held on June 18, 2003, approved the payment of dividends against the Retained Earnings as of December 31, 2002, and authorized certain executives to decide the dates of record and register, as well as the terms and conditions, of paying the above mentioned dividends, if they will be paid in one of more tranches.

According to the above mentioned authorization, the President of the Board of Directors has decided today, to pay the dividend in more than one tranche, the first of which arises to the amount of S/.0.029036604651280 per share, and the dates of record and register of the said benefit will be July 15 and August 1, 2003, respectively.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 9.

TRANSLATION

July 7, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 9th Issue, Telefónica del Perú S.A.A. Corporate Bonds made this Friday and, inscribed in the Capital Markets Public Registry as per Resolution

No. 053-2003/EF/94.11 on July 1, 2003.

Amount:	US$ 20,000,000

Date of Issue:	July 7, 2003

Date of Redemption:	July 7, 2007, the whole capital will be cancelled at maturity date

Nominal Interest Rate:	3.1250%

Coupon:	Semiannual

Coupon	Date of Mataurity	Date of Payment

1	01/07/2004	01/07/2004
2	07/07/2004	07/07/2004
3	01/07/2005	01/07/2005
4	07/07/2005	07/07/2005
5	01/07/2006	01/09/2006
6	07/07/2006	07/07/2006
7	01/07/2007	01/08/2007
8	07/07/2007	07/09/2007

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 10.

TRANSLATION

GCF-220-A1-0605-03

Lima, July 9, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the 25th Issue, Series “P” of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

25th	P	180	01/10/03	07/09/03	S/.5,000,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 11.

TRANSLATION

GGR-135-A-/2003

Lima, July 10, 2003

Messers.

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Ref: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, and Resolution No. 722-97-EF/04.10, Telefónica del Perú S.A.A. updates the information related to the Group by informing you the designation of Mr. José Luis García Vélez as Chief Executive Officer of its affiliate Telefónica Servicios Globales de Telecomunicaciones S.A.C.

Enclosed please find the information related to such company in the respective form.

Sincerely yours,

Julia María Morales Valentin

Stock Exchange Representative

SERVICIOS GLOBALES DE TELECOMUNICACIONES S.A.C.

1. CIIU:	64207

2. R.U.C.:	20502012445

3. Address:	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative:	García Vélez, José Luis

5. Shareholders with 5% or more of the stock capital :	Telefónica del Perú S.A.A.

6. Board of Directors:

Nadal Ariño Javier (President)	Passport N°. 73180805-A

García Vélez, José Luis	C.E. N°. N-99623

Morales Valentín, Julia María	D.N.I. NO. 08768750

7. Chief Executive Officer:

García Vélez, José Luis	C.E. N° N-99623

2.    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A

Date: July 15, 2003	By:	/S/ JULIA MARÍA MORALES VALENTÍN

Name: Julia María Morales Valentín
Title: General Counsel of Telefónica del Perú S.A.A.